SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of September, 2015
Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA
(Exact name of registrant as specified in its charter)

Energy Company of Paraná
(Translation of Registrant's name into English)

Rua Coronel Dulcídio, 800
80420-170 Curitiba, Paraná
Federative Republic of Brazil
(5541) 3222-2027
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

COMPANHIA PARANAENSE DE ENERGIA - COPEL
CORPORATE TAXPAYER’S ID (CNPJ) No. 76.483.817/0001-20
Publicly-Held Company
CVM Registration No. 1431 – 1.

SUMMARY OF THE MINUTES OF THE ONE HUNDRED AND THIRTY-SIXTH

EXTRAORDINARY BOARD OF DIRECTORS MEETING

1. VENUE: Rua Coronel Dulcídio, 800, Curitiba – PR. 2. DATE AND TIME: September 01, 2015 –at 2:30 p.m. 3. PRESIDING BOARD: FERNANDO XAVIER FERREIRA – Chairman, LUIZ FERNANDO LEONE VIANNA – Secretary. 4. MATTERS DISCUSSED AND RESOLUTIONS:

I.       Approval, by unanimous vote, of the Audit Committee's report which includes points of attention for Copel’s Board of Directors as a result of observations in periodic reports of the Company's Internal Audit, among others;

II.      Review of the Matrinchã Transmissora de Energia S.A. Specific Purpose Company Business Plan and approval, by unanimous vote, the payment for said SPC by September/2015, subject to the resolutions of the 134th Extraordinary Board of Directors Meeting held on August 03, 2015;

III.      Review of the Guaraciaba Transmissora de Energia S.A. Specific Purpose Company Business Plan and approval, by unanimous vote: a) the ratification of the approval of the resources on August/2015, at the 134th Extraordinary Board of Directors Meeting held on August 03, 2015, with the guarantee by Copel Geração e Transmissão S.A. and Copel Holding that the operations start date is maintained by December/2015; b) the payment of resources for said SPC until September/2015, subject to the resolutions of the 134th Extraordinary Board of Directors Meeting held on August 03, 2015; and

    IV.    Presentation of information on Copel’s Smart Grid.

5. ATTENDANCE: FERNANDO XAVIER FERREIRA – Chairman; LUIZ FERNANDO LEONE VIANNA - Secretary; CARLOS HOMERO GIACOMINI; HÉLIO MARQUES DA SILVA; HENRIQUE AMARANTE COSTA PINTO; JOSÉ RICHA FILHO; MARLOS GAIO; and MAURÍCIO BORGES LEMOS.

The full version of the Minutes of Copel’s 136th Extraordinary Board of Directors Meeting was drawn up in the Company’s Book No. 8.

LUIZ FERNANDO LEONE VIANNA
Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: September 2, 2015

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Luiz Fernando Leone Vianna
Luiz Fernando Leone Vianna Chief Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.